Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Enveric Biosciences, Inc. on Amendment No. 1 to Form S-1 (File No. 333-284277) of our report dated March 25, 2024, except for the matter added and described in Notes 1 and 12, as to which the date is January 30, 2025, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Enveric Biosciences, Inc. as of and for the years ended December 31, 2023 and 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Morristown, New Jersey

January 30, 2025